06008548

AB 5/3

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT FORM X-17A-5 (A) PART III

SEC FILE NUMBER
8-65273

PROCESSED JUN 30 2006 THOMSON FINANCIAL

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BOOMERANG CAPITAL, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

95 B ROWAYTON AVE
(No. and Street)

ROWAYTON	CT	06853-1405
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DONOUGH McDONOUGH 203-855-1723
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FLAUM, GARY M CPA
(Name — if individual, state last, first, middle name)

1109 LAWRENCE RD	N. BELLMORE	NY	11710
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAY 02 2006
BRANCH OF REGISTRATIONS AND 02 EXAMINATIONS

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

6/28/06

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BOOMERANG CAPITAL LLC
RECONCILIATION OF AUDITED COMPUTATION OF NET CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2005

PARTNERS NET CAPITAL

AMOUNT REPORTED ON ORIGINAL 12/31/05 FOCUS REPORT	$ 86,868	
AMOUNT REPORTED ON AUDITED 12/31/05 REPORT	73,408	
DIFFERENCE		$13,430

BALANCE SHEET DIFFERENCES

ACCRUED EXPENSES ON AUDITED 12/31/05 REPORT	$ 18,430	
ACCRUED EXPENSES ON ORIGINAL 12/31/05 FOCUS REPORT	5,000	
RECONCILED DIFFERENCE		$13,430

See accountant's audit report and notes to financial statements

GARY M. FLAUM
CERTIFIED PUBLIC ACCOUNTANT

April 4, 2006

BY CERTIFIED MAIL 7004 2890 0004 6309 6958

Mr. Donough McDonough
Managing Partner
Boomerang Capital LLC
95B Rowayton Avenue
Rowayton, CT 06853

Dear Mr. McDonough:

This acknowledges receipt of your December 31, 2005 annual filing of audited financial statements made pursuant to U.S. Securities and Exchange Commission (SEC) Rule 17a-5(d) (the Rule). The report as submitted appears deficient in that it did not contain the following:

1. A reconciliation, including appropriate explanations of the Audited Computation of Net Capital and Computation of 15c3-3 Reserve Requirements and the broker/dealer's corresponding Unaudited Part II or IIA, if material differences existed, or if no material differences existed, a statement so stating.

Based on the above, your filing does not comply with the requirements of the Rule. The text of the Rule is reproduced in the *NASD Manual* under the section titled *SEC Rules & Regulation T*. We urge you to review the Rule with your independent accountant.

Pursuant to the provisions of NASD Rule 8210, we request that you send one copy of each item(s) listed above to this office and to the appropriate SEC regional or district office, and two copies to the SEC Washington, D.C. office. Your submissions must include a new completed Form X-17A-5 Part III Facing Page, a copy of which is enclosed for your convenience.

Please respond to this matter by **April 18, 2006**. Questions may be addressed to Matthew D. Bryant, Compliance Examiner at 617-532-3451.

Sincerely,

Frank Kotopoulos
Supervisor

FK/cb

Enclosure: Form X-17A-5 Part III Facing Page

cc: Ms. Lucy A. Corkery, Assistant District Administrator, Broker/Dealer Section, Securities and Exchange Commission

Boston District Office
99 High Street - Suite 900
Boston, MA
02110

tel 617 532 3400
fax 617 451 3524
www.nasd.com

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays